Chapman and Cutler LLP
                             111 West Monroe Street
                             Chicago, Illinois 60603


                                 March 5, 2020


VIA EDGAR FILING

Mr. Edward Bartz
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549


                 Re: Guggenheim Defined Portfolios, Series 1994
        Income & Treasury Limited Duration Portfolio of Funds, Series 63
                       File Nos. 333-236134 and 811-03763
--------------------------------------------------------------------------------

Dear Mr. Bartz:

     This letter responds to your comment given during a telephone conversation with our office regarding the registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 1994, filed on January 29, 2020 with the Securities and Exchange Commission (the "Commission"). The registration statement proposes to offer the Income & Treasury Limited Duration Portfolio of Funds, Series 63 (the "Trust").

PROSPECTUS

Investment Summary -- Principal Investment Strategy

     1. The "Principal Investment Strategy" section states that the Trust may invest in closed-end funds that may invest in mortgage-backed bonds, convertible bonds, preferred securities, senior loans and international bonds, including bonds from issuers located in emerging markets. If a closed-end fund invests principally in such securities, please provide the corresponding risk disclosures.

     Response: If a closed-end fund that the Trust invests in invests principally in such securities, the Trust will add the corresponding risk disclosures to the appropriate risk section(s).

     We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact the undersigned at (312) 845-3484.

                                                               Very truly yours,


                                                          CHAPMAN AND CUTLER LLP


                                                       By /s/ Morrison C. Warren
                                                       -------------------------
                                                              Morrison C. Warren